Mynaric announces approval of the majority of the groups and confirmation of the StaRUG restructuring plan by the restructuring court

MUNICH, May 28, 2025 – Mynaric AG (OTC: MYNAY, MOYFF; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) announces that the majority of the voting groups at today's discussion and voting meeting (Erörterungs- und Abstimmungstermin) approved the restructuring plan proposed by the Company in accordance with the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen) (“StaRUG”). No party affected by the plan objected to the restructuring plan during the voting procedure

The local court in Munich, as the competent restructuring court, subsequently confirmed the restructuring plan in the same discussion and voting meeting. The restructuring plan becomes legally effective upon expiry of the two-week period for immediate appeal, if no remedies are filed.

As already communicated in the ad hoc announcement of February 7, 2025, the restructuring plan provides for, among other things, a simplified reduction of the Company's share capital to zero as part of the financial restructuring. This will lead to the exit of the Company's current shareholders without compensation and the delisting of the Company's shares. Immediately following the capital reduction, the share capital will be increased to EUR 50,000 by means of a cash capital increase excluding statutory subscription rights. Only JVF-Holding GmbH will be admitted to subscribe to the new shares as a financial creditor affected by the plan.

Furthermore, the restructuring plan provides for the waiver of existing loan receivables in the amount of USD 105.5 million as well as the interest due thereon and any exit fees by the financial creditor affected by the plan. This waiver is subject, among other things, to the conditions precedent that JVF-Holding GmbH subscribes for the new shares and makes the cash contribution and the conclusion of the investment review process by the German Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie).

The legal validity of the plan confirmation resolution is a key prerequisite for the utilization of the remaining loan amount of the restructuring loan that is intended to secure the financing of the Company and the Mynaric Group for the restructuring period until December 31, 2028.

The management board of the Company expects the restructuring plan to be implemented within due course and the StaRUG process to be completed at the end of Q2/2025 or in the first half of Q3/2025.

About Mynaric

Mynaric (OTC: MYNAY, MYOYFF) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

Forward-Looking Statement

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